Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704

July 8, 2013

Jeremy C. Smith
(212) 596-9858
jeremy.smith@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-1090

Re:  The Merger Fund (Registration Nos. 002-76969 and 811-03445)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of The Merger Fund (the “Trust”) is Post-Effective Amendment No. 51 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 52 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended, on Form N-1A (the “Amendment”).

The Trust is filing the Amendment to respond to comments from the Staff of the Securities and Exchange Commission and to make certain other non-material changes. Pursuant to the provisions of Rule 485(b) under the Securities Act, it is intended that the Amendment become effective on July 31, 2013.

The Amendment does not contain any disclosure that, in our view, would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.

No fees are required in connection with this filing.  Please direct any questions concerning this filing to me at 212-596-9858.

Sincerely,

/s/ Jeremy C. Smith
Jeremy C. Smith

cc:                      Bruce C. Rubin, Westchester Capital Management, LLC